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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               PSPP Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
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                         (Title of Class of Securities)

                                    72452L105
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                                 (CUSIP Number)

                               Brian Gannon, Esq.
                           Marck Capital Partners, LLC
                         600 Reisterstown Rd., Suite 716
                              Pikesville, MD 21208
                                 (443) 278-8888
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2008
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                         (Continued on following pages)

                                  (Page 1 of 5)


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CUSIP NO.  72452L105            13D                                 Page 2 of 5
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   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           East Coast Realty Ventures, LLC
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   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a) |_| (b) |_|

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   3.      SEC Use only

 ----------------------------------- -------------------------------------------
   4.      Source of funds (See Instructions)

           WC

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   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)

                                                                             |_|
 -------------------------------------- ----------------------------------------
   6.      Citizenship or Place of Organization

          Nevada
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Number of       7.   Sole Voting Power        132,873,855 shares of Common Stock
Shares
Beneficially    8.   Shared Voting Power      0 shares of Common Stock
Owned by Each
Reporting       9.   Shared Dispositive Power 0 shares of Common Stock
Person With:
               10.   Sole Dispositive Power   81,533,282 shares of Common Stock

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   11.     Aggregate Amount Beneficially Owned by Each Reporting Person

           81,533,282 shares of Common Stock
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   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
                                                                             |_|
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   13.     Percent of Class Represented by Amount in Row (11

           70.8%

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   14.     Type of Reporting Person (See Instructions)

           CO

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CUSIP NO.  72452L105            13D                                 Page 3 of 5
-------------------------                  -------------------------------------

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   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           Frederic Richardson
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   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a) |_| (b) |_|

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   3.      SEC Use only

 ----------------------------------- -------------------------------------------
   4.      Source of funds (See Instructions)

           00

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   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)

                                                                             |_|
 -------------------------------------- ----------------------------------------
   6.      Citizenship or Place of Organization

           United State
 -------------------------------------------------------------------------------

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Number of       7.   Sole Voting Power        0 shares of Common Stock
Shares
Beneficially    8.   Shared Voting Power      132,873,855 shares of Common Stock
Owned by Each
Reporting       9.   Shared Dispositive Power 0 shares of Common Stock
Person With:
               10.   Sole Dispositive Power   81,533,282 shares of Common Stock
------------------------------------------------------------------------------

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person

           81,533,282 shares of Common Stock
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
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   13.     Percent of Class Represented by Amount in Row (11

           70.8%

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   14.     Type of Reporting Person (See Instructions)

           IN
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CUSIP NO.  72452L105            13D                                 Page 4 of 5
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ITEM 1.     SECURITY AND ISSUER

         The title of the class of equity securities to which this statement ("Schedule 13D") relates is the common stock, $.001 par value per share (the "Common Stock"), of PSPP Holdings, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 11710 Old Georgetown Road, Suite 808, North Bethesda, MD 20852.

         This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person as of February 12, 2008.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 12, 2008, East Coast Realty Ventures, LLC (ECRV, LLC) purchased from Airport Road Associates One, LLC ("Airport LLC"), the then controlling shareholder of the issuer, 900,000 shares of Preferred Stock and 25,865,000 shares of Common Stock in a privately negotiated transaction. ECRV, LLC paid $153,750.00 for the Preferred and Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

          (a) ECRV, LLC may be deemed to have sole voting power over 132,873,855 shares of Common Stock (which includes the 107,008,855 votes from the Series A Shares) and dispositive power over 81,553,282 shares of Common Stock (which includes shares of Common Stock issuable upon the conversion of the Series A Shares). Airport LLC may be deemed to have shared voting and dispositive power over no shares of Common Stock.

         Frederic Richardson may be deemed to have sole voting and dispositive power over no shares of Common Stock and may be deemed to have shared voting power over 132,873,855 shares of Common Stock (which includes the 107,008,855 votes from the Series A Shares held by Airport LLC) and shared dispositive power over 81,553,282 shares of Common Stock (which includes shares of Common Stock issuable upon the conversion of the Series A Shares held by Airport LLC).

            (b) The following is a description of all transactions in shares of Common Stock of the Company by the Reporting Persons effected on February 12, 2008: (i) On February 12, 2008, ECRV, LLC entered into a stock purchase agreement, as amended on March 31, 2008, with Airport, LLC to purchase (A) 25,865,000 shares of Common Stock and (B) the Series A Preferred Shares


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CUSIP NO.  72452L105            13D                                 Page 5 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2008


                                              EAST COAST REALTY VENTURES, LLC



                                              /s/Frederic Richardson
                                              ---------------------------------
                                              Name:  Frederic Richardson
                                              Title:  President



                                              /s/Frederic Richardson
                                              ---------------------------------
                                              Frederic Richardson







         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)